Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and Product Supplement No. 2-I dated November 14, 2011	Term Sheet Product Supplement No. 2-I Registration Statement No. 333-177923 Dated July 1, 2013; Rule 433

Structured Investments	$ Capped Market Plus Notes Linked to Palladium due July 16, 2014
General
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The notes are designed for investors who seek to participate in the capped appreciation of the Commodity Price of Palladium from and including the pricing date to and including the Observation Date, up to the Maximum Return of 15.00% at maturity and who anticipate that the Commodity Price of Palladium on the Observation Date (i.e., the Ending Commodity Price) will not be less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 20.00%.  Investors should be willing to forgo interest payments and, if the Ending Commodity Price of Palladium is less than the Initial Commodity Price by more than the Contingent Buffer Percentage, be willing to lose some or all of their principal at maturity.  If the Ending Commodity Price of Palladium is not less than the Initial Commodity Price by more than the Contingent Buffer Percentage, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of at least 7.35% and (b) the Commodity Return at maturity, subject to the Maximum Return of 15.00%.

•	Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing July 16, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about July 3, 2013 and are expected to settle on or about July 9, 2013.
Key Terms
Commodity:
The notes are linked to the price of Palladium (“Palladium” or the “Commodity”), which will be determined by reference to the official afternoon fixing level of Palladium (Bloomberg ticker “PLDMLNPM”).

Contingent Buffer Percentage:	20.00%
Payment at Maturity:
If the Ending Commodity Price is greater than or equal to the Initial Commodity Price or is less than the Initial Commodity Price by up to the Contingent Buffer Percentage, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × the greater of (a) the Contingent Minimum Return and (b) the Commodity Return], subject to the Maximum Return
For additional clarification, please see “What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?” in this term sheet.
If the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Initial Commodity Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Commodity Return)
If the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 20.00%, you will lose more than 20.00% of your principal amount and may lose all of your principal amount at maturity.

Maximum Return:	15.00%, which results in a maximum payment at maturity of $1,150 per $1,000 principal amount note
Contingent Minimum Return:	At least 7.35%. The actual Contingent Minimum Return will be provided in the pricing supplement and will not be less than 7.35%.
Commodity Return:	Ending Commodity Price – Initial Commodity Price Initial Commodity Price
Initial Commodity Price:	The Commodity Price on the pricing date
Ending Commodity Price:	The Commodity Price on the Observation Date
Commodity Price:
On any day, the official afternoon Palladium fixing per troy ounce gross of Palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (the “LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “PLDMLNPM” on that day

Observation Date†:	July 11, 2014
Maturity Date†:	July 16, 2014
CUSIP:	48126D5N5
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity,” and “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I

Investing in the Capped Market Plus Notes involves a number of risks.  See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 2-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)         See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)         J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.If the notes priced today, the selling commissions would be approximately $10.00 per principal amount note and in no event will these selling commissions exceed $10.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.
If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $978.20 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
July 1, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2-I and this term sheet if you so request by calling toll-free 866-535-9248.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf

•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Capped Market Plus Notes Linked to Palladium

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table illustrates the hypothetical total return at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below assume an Initial Commodity Price of $650 and a Contingent Minimum Return of 7.35% and reflect the Maximum Return of 15.00% and the Contingent Buffer Percentage of 20.00%.  The actual Contingent Minimum Return will be provided in the pricing supplement and will not be less than 7.35%.  Each hypothetical return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Commodity Price	Commodity Return	Total Return
$1,137.500	75.00%	15.00%
$1,072.500	65.00%	15.00%
$975.000	50.00%	15.00%
$910.000	40.00%	15.00%
$845.000	30.00%	15.00%
$780.000	20.00%	15.00%
$747.500	15.00%	15.00%
$715.000	10.00%	10.00%
$682.500	5.00%	7.35%
$666.250	2.50%	7.35%
$650.000	0.00%	7.35%
$633.750	-2.50%	7.35%
$617.500	-5.00%	7.35%
$585.000	-10.00%	7.35%
$552.500	-15.00%	7.35%
$520.000	-20.00%	7.35%
$519.935	-20.01%	-20.01%
$455.000	-30.00%	-30.00%
$390.000	-40.00%	-40.00%
$325.000	-50.00%	-50.00%
$260.000	-60.00%	-60.00%
$195.000	-70.00%	-70.00%
$130.000	-80.00%	-80.00%
$65.000	-90.00%	-90.00%
$0.000	-100.00%	-100.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1:  The price of Palladium increases from the Initial Commodity Price of $650 to an Ending Commodity Price of $666.25.  Because the Ending Commodity Price of $666.25 is greater than the Initial Commodity Price of $650 and the Commodity Return of 2.50% is less than the hypothetical Contingent Minimum Return of 7.35%, the investor receives a payment at maturity of $1,073.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 7.35%) = $1,073.50

Example 2:  The price of Palladium decreases from the Initial Commodity Price of $650 to an Ending Commodity Price of $617.50.  Although the Ending Commodity Price of $617.50 is less than the Initial Commodity Price of $650, because the Ending Commodity Price is not less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 20.00% and because the Commodity Return of -5% is less than the hypothetical Contingent Minimum Return of 7.35%, the investor receives a payment at maturity of $1,073.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 7.35%) = $1,073.50

Example 3:  The price of Palladium increases from the Initial Commodity Price of $650 to an Ending Commodity Price of $715.  Because the Ending Commodity Price of $715 is greater than the Initial Commodity Price of $650 and the Commodity Return of 10.00% is greater than the hypothetical Contingent Minimum Return of 7.35% but less than the Maximum Return of 15.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100

Example 4:  The price of Palladium decreases from the Initial Commodity Price of $650 to an Ending Commodity Price of $390.  Because the Ending Commodity Price of $390 is less than the Initial Commodity Price of $650 by more than the

JPMorgan Structured Investments —	TS-2
Capped Market Plus Notes Linked to Palladium

Contingent Buffer Percentage of 20.00% and because the Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

Example 5:  The price of Palladium increases from the Initial Commodity Price of $650 to an Ending Commodity Price of $975.  Because the Ending Commodity Price of $975 is greater than the Initial Commodity Price of $650 and the Commodity Return of 50% is greater than the Maximum Return of 15.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150

The hypothetical returns and the hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and the hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the price of the Commodity Price, up to the Maximum Return of 15.00% at maturity.  If the Ending Commodity Price is greater than or equal to the Initial Commodity Price or is less than the Initial Commodity Price by up to the Contingent Buffer Percentage, you will receive at maturity at least the Contingent Minimum Return of not less than 7.35% on the notes, for a minimum payment at maturity of at least $1,073.50 for every $1,000 principal amount note, subject to the Maximum Return of 15.00% and the credit risk of JPMorgan Chase & Co.  The maximum payment at maturity is $1,150 per $1,000 principal amount note.  The actual Contingent Minimum Return will be provided in the pricing supplement and will not be less than 7.35%.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE FIXING LEVEL OF PALLADIUM — The return on the notes is linked to the fixing level of a single commodity, Palladium.  The Commodity Price on any day reflects the official afternoon fixing price of Palladium for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars per troy ounce gross, as determined and quoted on the LPPM and displayed on Bloomberg under the symbol “PLDMLNPM” on that day, and the Commodity Return reflects the performance of the fixing level of Palladium, expressed as a percentage, from the Initial Commodity Price to the Commodity Price to the Ending Commodity Price.  The fixing level of Palladium referred to above is different from the price of any futures contract related to Palladium.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 2-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —	TS-3
Capped Market Plus Notes Linked to Palladium

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts  or other instruments related to the Commodity.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity.  The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether, and the extent to which, the Commodity Return is positive or negative.  If the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 20.00%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Initial Commodity Price.  Accordingly, under these circumstances, you will lose more than 20.00% of your principal amount and may lose all of your principal amount at maturity.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN — If the Ending Commodity Price is not less than the Initial Commodity Price by more than the Contingent Buffer Percentage, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 15.00%, regardless of the appreciation in the Commodity Price, which may be significant.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors” in the accompanying product supplement no. 2-I for additional information about these risks.

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THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Commodity Price.

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YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF AT LEAST 7.35%* MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Commodity Price is less than the Initial Commodity Price by more than the Contingent Buffer Percentage of 20.00%, you will not be entitled to receive the Contingent Minimum Return of at least 7.35%* on the notes.  Under these circumstances, you will lose more than 20.00% of your initial investment and may lose all of your initial investment at maturity.

*The actual Contingent Minimum Return on the notes will be provided in the pricing supplement and will not be less than 7.35%.

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JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any

JPMorgan Structured Investments —	TS-4
Capped Market Plus Notes Linked to Palladium

assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of the Commodity, including:

•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the price of Palladium;
•	supply and demand trends for Palladium;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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INVESTMENTS RELATED TO THE PRICE OF PALLADIUM MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Palladium is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts.  Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities.  These variables may create additional investment risks that may cause the price of Palladium to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.

JPMorgan Structured Investments —	TS-5
Capped Market Plus Notes Linked to Palladium

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OWNING THE NOTES IS NOT THE SAME AS OWNING PALLADIUM OR PALLADIUM-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Palladium or exchange-traded or over-the-counter instruments based on Palladium.  You will not have any rights that holders of such assets or instruments have.

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THE MARKET PRICE OF PALLADIUM WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Palladium, we expect that generally the market value of the notes will depend in large part on the market price of Palladium.  The price of Palladium has fluctuated widely over the past several years. Because the Palladium supply is both limited and concentrated, any disruptions in the Palladium supply tend to have an exaggerated effect on the price of Palladium. Key factors that may influence prices are the policies and production and cost levels in the most important Palladium-producing countries, in particular, Russia, South Africa  and Canada (which together account for over 80% of production), the size and availability of the Russian Palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of Palladium in times of crises may also have a short-term negative impact on the price of Palladium and may adversely affect the value of the notes.  For example, the 2008 financial crisis resulted in significantly depressed prices of Palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds.  Crises in the future may impair Palladium’s price performance which may, in turn, have an adverse effect on the value of the notes.  Palladium is used in a variety of industries, in particular the automotive industry. Demand for Palladium from the automotive industry, which uses Palladium as a catalytic converter, accounts for more than 50% of the industrial use of Palladium, and a renewed decline in the global automotive industry may impact the price of Palladium and affect the value of the notes. Palladium is also used in the electronics, dental and jewelry industries.

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ON THE OBSERVATION DATE, THE PALLADIUM PRICE IS DETERMINED BY THE LPPM, AND THERE ARE CERTAIN RISKS RELATING TO THE PALLADIUM PRICE BEING DETERMINED BY THE LPPM — Palladium is traded on the London Platinum and Palladium Market, which we refer to as the LPPM.  The price of Palladium will be determined by reference to the fixing levels reported by the LPPM.  The LPPM is a self-regulatory association of platinum and Palladium market participants.  If the LPPM should cease operations, or if Palladium trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Palladium may be adversely affected.  The LPPM is a principals’ market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading.  For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  For additional information about Palladium, see the information set forth under “Key Terms — Commodity Price” in this term sheet.

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SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Palladium and not to a diverse basket of commodities or a broad-based commodity index. The price of Palladium may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement.  In particular, each of JPMS’s estimated value and the Contingent Minimum Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet.  Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Contingent Minimum Return.

JPMorgan Structured Investments —	TS-6
Capped Market Plus Notes Linked to Palladium

Historical Information

The following graph sets forth the historical performance of Palladium based on the weekly historical Commodity Prices from January 4, 2008 through June 28, 2013.  The Commodity Price on June 28, 2013 was $643.00.  We obtained the Commodity Prices below from Bloomberg Financial Markets, without independent verification.

The historical prices of Palladium should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the pricing date or the Observation Date.  We cannot give you assurance that the performance of the price of Palladium will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial

JPMorgan Structured Investments —	TS-7
Capped Market Plus Notes Linked to Palladium

predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the Fixing Level of Palladium” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-43 of the accompanying product supplement no. 2-I are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-8
Capped Market Plus Notes Linked to Palladium